Exhibit 99.1

Brookfield Asset Management Inc.

News Release

BROOKFIELD ASSET MANAGEMENT ANNOUNCES NORMAL COURSE ISSUER BID

Toronto, Ontario, April 19, 2013 – Brookfield Asset Management Inc. (NYSE: BAM)         (TSX: BAM.A) (EURONEXT: BAMA) today announced that it has received approval from the Toronto Stock Exchange (“TSX”) for its proposed normal course issuer bid to purchase up to 53,571,157 Class A Limited Voting Shares, representing 10% of the public float of Brookfield’s outstanding Class A Limited Voting Shares. Purchases under the bid will be made through the facilities of the TSX, the New York Stock Exchange (“NYSE”) and any other applicable stock exchange. The period of the normal course issuer bid will extend from April 23, 2013 to April 22, 2014, or an earlier date should Brookfield complete its purchases. Brookfield will pay the market price at the time of acquisition for any Class A Limited Voting Shares purchased. All Class A Limited Voting Shares acquired by Brookfield under this bid will be cancelled.

As at April 9, 2013, the number of Class A Limited Voting Shares issued and outstanding totaled 623,711,579, of which 535,711,579 shares represented the public float. In accordance with the rules of the TSX, the maximum daily purchase on the TSX under this bid will be 195,080 Class A Limited Voting Shares, which is 25% of the average daily trading volume for Brookfield’s Class A Limited Voting Shares on the TSX, net of issuer bid purchases, for the six months ended March 31, 2013.

Under its current normal course issuer bid that commenced on April 23, 2012 and expires on April 22, 2013, Brookfield purchased 2,004,122 Class A Limited Voting Shares at an average price of US$36.26 per share through open market purchases on the NYSE.  During this time period, no open market purchases under the normal course issuer bid were made on the TSX.

Brookfield is renewing its normal course issuer bid because it believes that, from time to time, the market price of its Class A Limited Voting Shares may not fully reflect the underlying value of its business and its future business prospects. Brookfield believes that, in such circumstances, the outstanding Class A Limited Voting Shares represent an attractive investment for Brookfield, since a portion of its excess cash generated on an annual basis can be invested for an attractive risk adjusted return through the issuer bid.

Brookfield Asset Management Inc. is a global alternative asset manager with over $175 billion in assets under management. The company has over a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. Brookfield has a range of public and private investment products and services, which leverage its expertise and experience and provide it with a competitive advantage in the markets where it operates.

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For more information about Brookfield Asset Management, please visit our web site at www.brookfield.com or contact:

Media:	Investors:
Andrew Willis SVP, Communications & Media Tel: (416) 369-8236 Fax: (416) 363-2856 Email: andrew.willis@brookfield.com	Katherine Vyse SVP, Investor Relations Tel: (416) 369-8246 Fax: (416) 363-2856 Email: katherine.vyse@brookfield.com

Forward-Looking Statements

Note: This press release contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. The words “proposed”, “believe”, conditional verbs such as “will” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking information in this news release includes statements with regards to potential future purchases by Brookfield of its Class A Limited Voting Shares pursuant to the company’s normal course issuer bid. Although Brookfield believes that the anticipated future results or achievements expressed or implied by the forward-looking statements and information is based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic conditions; interest rate changes; availability of equity and debt financing; the performance of the Class A Limited Voting Shares or the stock exchanges generally; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in Management’s Discussion and Analysis under the heading “Operating Capabilities, Environment and Risks”. The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

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